Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k), as promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with respect to the common stock of CoreWeave, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Date: November 14, 2025

KOPACC, LLC

By: Koppenberg Management LLC, its Manager
By: Luchetti Street Investment Management LLC, its Manager

By: /s/ Wesley J. Jamison
Name: Wesley J. Jamison
Title: Manager and Sole Member

/s/ Stephen S. Jamison
Stephen S. Jamison

/s/ Wesley J. Jamison
Wesley J. Jamison